

December 2, 2011

<u>Via E-mail</u>
Judy A. Schmeling
Chief Financial Officer
HSN, Inc.
1 HSN Drive
St. Petersburg, Florida 33729

      Re: HSN, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 23, 2011
              File No. 001-34061

Dear Ms. Schmeling:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Item 7. Management's discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

<u>Results of Operations, page 22</u>

1. In the discussion of your results of operations, you refer to various factors that have impacted significant financial metrics without quantifying the impact of each factor. For example, you disclose on page 22 that the net sales increase in your HSN segment was "driven by revenue growth in the electronics, fashion and wellness divisions." You also disclose on page 24 that your decline in gross profit margin for the HSN segment was "primarily attributable to a decrease in net shipping margins primarily due to a product mix shift towards electronics, partially offset by improved product margins due to less

promotional activity in the first half of the year." Please explain to us how you considered Section III.D of SEC Release No. 33-6835 and Section III.B.4. of SEC Release No. 33-8350 to provide more robust disclosures in terms of quantification and/or clarification for each source that contributed to a material change in your MD&A discussion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief